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APPROXIMATE LOCATION

Map data ©2021
alt.cafe

Music Venue

New York, NY 10002
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $100,000 invested.
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THE PITCH
alt.cafe is seeking investment to open a downtown cafe/performance space/bakery/retail store/screen printing studio.
First Location
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THE TEAM
Nick Bodor
Owner/ Operator

For the past 25 years, Nick has been creating small independent cafes, bars and music venues in New York City. In 1995, he opened one of the first internet cafes in NYC: alt.coffee. It became a comfortable, welcoming downtown environment in a industry of cold "cyber cafes." 1998 brought The Library Bar; a beer-and-shot dive bar with an award winning indie-rock jukebox. Then, we opened Cake Shop in 2005; a cafe/venue/bar/record store that helped break bands like MGMT, Vampire Weekend and Dirty Projectors. Our long running weekly comedy night hosted by Kate Berlant, John Early and Jacqueline Novak attracted drop-ins by Aziz Ansari, Nikki Glaser and Reggie Watts. In 2009, we branched out to Williamsburg Brooklyn to open an outpost called Bruar Falls as a sister club. Bruar Falls quickly became a gathering spot for emerging Brooklyn bands and artists.

Angus Bodor
Junior Partner

Angus is the next generation small business entrepreneur. He was born and bred in the East Village and is tapped-in to how young adults are looking for inspiration, career training and a place to show us what they got!

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OUR MISSION

In addition to providing a gathering spot for all generations, an important part of our mission will be to provide useful skills, training,

mentoring and inspiration to young adults age 18 to 23.

We will provide fair wages and training in screen printing, baking, coffee service and small business fundamentals
Our team members will be able to take these skills to any town or city they want to live in
We can also provide a space to teach everyone how to play instruments and form bands, as well as learn the business side of being a touring musician or comic
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OUR STORY

We created a popular community through our multiple gathering places; Cake Shop, The Library Bar, Bruar Falls and alt.coffee in NYC. When we closed our performance venue Cake Shop after a long 14 year tenure, the community lost a special gathering space, brought to light by an article in The New York Times.

We think the community is missing us now more than ever and we need to develop something new.
We hope to create a new long running, passionate, maybe slightly eccentric business...just like our previous venues.
We want to open a young adult friendly cafe/performance space/screen printing facility/retail store/bakery in New York.
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1995

In 1995, we opened one of the first internet cafes in NYC: alt.coffee became a comfortable, welcoming downtown environment in a industry of cold "cyber cafes."

1998

1998 brought The Library Bar; a beer-and-shot dive bar with an award winning indie-rock jukebox.

2005

Then, we opened Cake Shop in 2005; a cafe/bar/record store/venue that helped break bands like MGMT, Vampire Weekend and Dirty Projectors.

2009

In 2009, we branched out to Williamsburg Brooklyn to open an outpost called Bruar Falls as a sister club. Bruar Falls quickly became a gathering spot for emerging Brooklyn bands and artists.

2020

All venues closed nationally due to the pandemic.

JUNE/JULY 2021
Phase One: Sign Lease and Build-out Cafe

Find the perfect storefront space in NYC, preferably on the Lower East Side to open the first coffee shop/retail store/screen printing facility & performance space.

AUG/SEPT 2021
Phase Two: Open for Business and Re-invest Sales

Create a Screen Printing Business and new Clothing Lines. We want to create a screen printing business to release our own apparel line which will continue the spirit and creative-energy that poured out of our previous locations.

WHEN FUNDS AVAILABLE
Phase Three: Grow Digital Platform

Create an eCommerce Website, Music Discovery Portal and curated Digital Jukebox to provide happiness to people all over the world. We plan to set up an eCommerce website to sell our new line of apparel designs which will be made in collaboration with artists we have always wanted to work with

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PRESS
Cake Shop, Manhattan's Last Great Rock Club

Thanks to Spin magazine for this amazing article

Crumbs From the Crowd to Pay the Bills (Published 2012)

Cake Shop, a small club that showcases new talent, is turning to crowdsourcing in an attempt to solve its financial problems.

Cake Shop Will Reveal New Look at a Grand Reopening Next Week

The bar, coffee shop and music venue is returning to its roots.

With a Cafe's Evolution, a City With a Little Less Grit (Published 2007)

A coffeehouse will reopen with a new name to keep in step with a neighborhood where stroller-bound children have drained away some of the East Village's grit.

Todd Barry and Nikki Glaser were surprise guests at Cake Shop's weekly free comedy show hosted by Kate Berlant, John Early and Jacqueline Novak

I you are looking for a weekly comedy show that happens in a rock club and sometimes has big name talent stop by unexpectedly, Cake Shop Comedy might do the trick...

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Lease Acquisition $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,288,450 $1,417,295 $1,516,505 $1,592,330 $1,640,099
Cost of Goods Sold $238,658 $262,523 $280,899 $294,943 $303,791
Gross Profit $1,049,792 $1,154,772 $1,235,606 $1,297,387 $1,336,308

EXPENSES

Utilities $27,000 $27,675 $28,366 $29,075 $29,801
Insurance $23,152 $23,730 $24,323 $24,931 $25,554
Equipment Lease $5,420 $5,555 $5,693 $5,835 $5,980
Repairs & Maintenance $15,607 $15,997 $16,396 $16,805 $17,225
Legal & Professional Fees $8,004 $8,204 $8,409 $8,619 $8,834
Salaries $324,723 $357,195 $382,198 $401,307 $413,345
Credit Card/Bank Fees $13,579 $13,918 $14,265 $14,621 $14,986
Rent $84,000 $96,000 $102,000 $105,060 $108,211
Paying Performers $78,000 $85,800 $96,805 $101,395 $105,296
Fixtures & Furniture $1,297 $1,329 $1,362 $1,396 $1,430
Office Supplies $1,287 $1,319 $1,351 $1,384 $1,418
Payroll Processing $1,589 $1,628 $1,668 $1,709 $1,751
Management Salary $75,000 $76,875 $78,796 $80,765 $82,784
Sales Tax $99,663 $109,629 $117,302 $123,167 $126,861
Papergoods & Supplies $14,928 $15,301 $15,683 $16,075 $16,476
Payroll Tax $53,078 $54,404 $55,764 $57,158 $58,586
Shipping Costs $36,500 $37,412 $38,347 $39,305 $40,287
Operating Profit $186,965 $222,801 $246,878 $268,780 $277,483
This information is provided by alt.cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet

Mainvest pitch doc.pdf
Investment Round Status

$15,000

TARGET

$107,000

MAXIMUM

This investment round closes on July 9, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Team Bodor 3 LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 0.5%-3.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the alt. bakeshop, venue & t-shirt emporium's fundraising. However, alt. bakeshop, venue & t-shirt emporium may require additional funds from alternate sources at a later date.

Forecasted milestones

alt. bakeshop, venue & t-shirt emporium forecasts the following milestones:

Secure lease in NY,NY by July 2021.

Hire for the following positions by Sept 2021: Cafe Manager, Screen Printer, Barista, Baker

Achieve 1,200,000 revenue per year by 2022.

Achieve 187,000 profit per year by 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of alt. bakeshop, venue & t-shirt emporium to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

alt. bakeshop, venue & t-shirt emporium operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. alt.

bakeshop, venue & t-shirt emporium competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from alt. bakeshop, venue & t-shirt emporium's core business or the inability to compete successfully against the with other competitors could negatively affect alt. bakeshop, venue & t-shirt emporium's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in alt. bakeshop, venue & t-shirt emporium's management or vote on and/or influence any managerial decisions regarding alt. bakeshop, venue & t-shirt emporium. Furthermore, if the founders or other key personnel of alt. bakeshop, venue & t-shirt emporium were to leave alt. bakeshop, venue & t-shirt emporium or become unable to work, alt. bakeshop, venue & t-shirt emporium (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which alt. bakeshop, venue & t-shirt emporium and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, alt. bakeshop, venue & t-shirt emporium is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

alt. bakeshop, venue & t-shirt emporium might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If alt. bakeshop, venue & t-shirt emporium is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt alt. bakeshop, venue & t-shirt emporium

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect alt. bakeshop, venue & t-shirt emporium's financial performance or ability to continue to operate. In the event alt. bakeshop, venue & t-shirt emporium ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither alt. bakeshop, venue & t-shirt emporium nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

alt. bakeshop, venue & t-shirt emporium will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and alt. bakeshop, venue & t-shirt emporium is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although alt. bakeshop, venue & t-shirt emporium will carry some insurance, alt. bakeshop, venue & t-shirt emporium may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, alt. bakeshop, venue & t-shirt emporium could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect alt. bakeshop, venue & t-shirt emporium's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of alt. bakeshop, venue & t-shirt emporium's management will coincide: you both want alt. bakeshop, venue & t-shirt emporium to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want alt. bakeshop, venue & t-shirt emporium to act conservative to make sure they are best equipped to repay the Note obligations, while alt. bakeshop, venue & t-shirt emporium might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with alt. bakeshop, venue & t-shirt emporium or management), which is responsible for monitoring alt. bakeshop, venue & t-shirt emporium's compliance with the law. alt. bakeshop, venue & t-shirt emporium will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if alt. bakeshop, venue & t-shirt emporium is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if alt. bakeshop, venue & t-shirt emporium fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of alt. bakeshop, venue & t-shirt emporium, and the revenue of alt. bakeshop, venue & t-shirt emporium can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of alt. bakeshop, venue & t-shirt emporium to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

alt. bakeshop, venue & t-shirt emporium is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent alt. bakeshop, venue & t-shirt emporium is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Changes in Economic Conditions Could Hurt alt. bakeshop, venue & t-shirt emporium

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect alt. bakeshop, venue & t-shirt emporium's financial performance or ability to continue to operate. In the event alt. bakeshop, venue & t-shirt emporium ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Economic Conditions Could Hurt alt. cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect alt. cafe's financial performance or ability to continue to operate. In the event alt. cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Future Investors Might Have Superior Rights

If alt. cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Limited Operating History

alt. cafe is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt alt. cafe venue, bakeshop & t-shirt emporium

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect alt. cafe venue, bakeshop & t-shirt emporium's financial performance or ability to continue to operate. In the event alt. cafe venue, bakeshop & t-shirt emporium ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by alt.cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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